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Exhibit 18.1

February 20, 2004

Board of Directors
3D Systems Corporation
26081 Avenue Hall
Valencia, California 91355

Dear Directors:

        We are providing this letter to you for inclusion as an exhibit to your form 10-K filing pursuant to Item 601 of Regulation S-K.

        As stated in Note 2 to the financial statements of 3D Systems Corporation for the year ended December 31, 2003, the Company changed its method of accounting for legal fees incurred in the defense of its patents and license rights. In previous periods, these expenses were recorded as intangible assets on the balance sheet and amortized over the lives of the related patents or license rights. As a result of the accounting change, legal fees incurred in the defense of patents and licenses will be expensed as incurred. The Company believes that the newly adopted accounting principle is preferable in the circumstances because the Company's financial results will more clearly reflect current operating activities and will remove the subjectivity involved in evaluating the value of the intangible assets for the capitalized legal fees. This is consistent with generally accepted accounting principles, under which legal costs associated with defense of patents and license rights generally should be charged to expense as incurred. Less desirably, those legal costs may be capitalized as additional costs of the patent unless the Company loses the related litigation.

        Also, as stated in Note 2, the Company changed its method of amortizing certain patent and license costs from the unit-of-production method to the straight-line method as of December 31, 2003. The unit-of-production method required the Company to estimate future levels of production for the products, which utilized the technology protected under the patent rights. The Company originally anticipated that the accounting method chosen would provide the best matching of patent-cost amortization with revenues from the products incorporating that patent technology. However, experience has shown the difficulty of forecasting future production because of factors beyond the Company's control and because of delays in the introduction of new systems utilizing that patent. Given the time based nature of the license agreement and the past volatility of the Company's estimates of machine production, the Company believes that the straight-line method of amortization will more accurately reflect the consumption of the economic benefit of the license over its remaining term and is therefore, a preferable method. This is consistent with Statement of Financial Accounting Standard No. 142 Goodwill and Other Intangible Assets, which states "The method of amortization shall reflect the pattern in which the economic benefits of the intangible asset are consumed or otherwise used up. If that pattern cannot be reliably determined, a straight-line amortization method shall be used."

        In connection with our audit of the above-mentioned financial statements, we have evaluated whether the newly adopted accounting principles are preferable in the circumstances.

        Based on our audit, we concur with management's judgment that the newly adopted accounting principles described in Note 2 are preferable in the circumstances.

Very truly yours

/s/  BDO SEIDMAN, LLP

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  Exhibit 18.1